MD&A
(Unaudited)

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2004

Burnaby, BC, Canada
November 12, 2004

Response Biomedical Corp.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL OPERATIONS

Response Biomedical Corp. ("Response Biomedical" or "the Company") develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has eight RAMP tests available for environmental and clinical (health) testing applications and the Company has plans to commercialize additional tests.

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements for the three and nine months period ended September 30, 2004, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles for the year ended December 31, 2003, and the Management's Discussion and Analysis of Financial Operations section of the Company's 2003 Annual Report.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Date: November 12, 2004

OVERALL PERFORMANCE.

For the quarter ended September 30, 2004 the Company had total revenue of $657,753 compared to $255,825 for the same period last year, an increase of 157%. Total revenue for the nine-months ended September 30, 2004 was $2,219,731 compared to $906,309 for the same period last year, an increase of $1,313,422 or 145 % year to date.

On an overall basis Company's costs remain consistent. Total operating costs for the quarter were $1,111,164 compared to $1,112,883 for 2003 and total operating costs for the year to date were $3,198,899 compared to $3,140,504 for the prior year.

During the quarter ended September 30, 2004 the Company closed a private placement financing for proceeds of $3 million and received an additional $51,556 from the exercise of share purchase warrants and stock options.

In August 30, 2004 the Company announced that it had received Canadian regulatory clearance from Health Canada's Therapeutic Product Directorate to market RAMP cardiac marker tests for detecting Troponin I and CK-MB. This clearance followed the US FDA clearance for the same products in the second quarter and resulted in the Company's ability to move forward to market the complete product line of point-of-care tests for the detection of cardiac markers. During the quarter, the Company continued to make significant progress in its efforts to build an internal sales team and negotiate relationships with sales and marketing partners to solidify the distribution channels for the cardiac product line.

RESULTS OF OPERATIONS

Revenues and Cost of Sales

Revenues from product sales for the quarter ended September 30, 2004 were $516,444 compared to $103,186 in product sales for the same period last year, an increase of 400%.

For the quarter ended September 30, 2004 the Company earned revenues of $175,938 from the biodefense market compared to $46,135 for the same period last year, an increase of 281%. Revenues for the nine months ended September 30, 2004 were $743,557 compared to $411,449 for the same period last year, an increase of 81% year-to-date. The US biodefense market is tied to the timing of grant funding from the U.S Department of Homeland Security and during the last quarter has been impacted by the Department of Homeland Securities standards study, which has been completed and is scheduled for release shortly. See "Subsequent Events".

The West Nile Virus product line provided revenues of $251,693 for the quarter and $638,395 for the nine month period ended September 30, 2004 compared to $nil for the same periods last year. The Company's initial forecast for the West Nile Virus product reflected a seasonal market with the majority of sales occurring in the summer months. However, actual results and indications are that sales will continue throughout the year.

For the quarter ended September 30, 2004 the Company earned revenues of $88,813 for the Cardiac product line compared to $57,358 for the same period last year, an increase of 55%. Revenues for the nine-month period ended September 30, 2004 were $261,896 compared to $87,997 for the same period in 2003, an increase of 198%. Although the process for obtaining regulatory clearance in China has taken longer than anticipated and resulted in sales for the cardiac product line to be below projections, significant progress was made during the quarter.

Service revenues from contracts and collaborations were $141,309 for the quarter ended September 30, 2004 compared to $152,639 for the same period year. Revenues for the nine-month period ended September 30, 2004 were $575,883 compared to $408,241 for the comparable period in 2003. Revenue for the quarter resulted from three active projects. The company expects to achieve development milestones that will trigger additional revenue during upcoming quarters. The company anticipates that additional product lines will result from the current development projects.

Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead. Cost of sales for the quarter ended September 30, 2004 were $499,075 compared to $190,554 for the same period last year. Cost of sales for the nine-month period ended September 30, 2004 were $1,295,863 compared to $579,732 for the same period last year. The increased cost of sales is directly attributable to increased product sales.

Gross margin for the quarter ended September 30, 2004 was $158,678 representing 24% of total sales as compared to $65,271 representing 26% of total sales for the same period last year. Gross margin for the nine month ended September 30, 2004 was $923,868 representing 42% of total sales as compared to $326,577 representing 36% of total sales for the same period last year. The increase in gross margin is attributable to improved manufacturing efficiencies.

Expenses

General and administrative expenses for the quarter ended September 30, 2004 were $311,826 compared to $323,202 for the same period in 2003, a decrease of 4%.The decrease was primarily attributable to reduced salary costs offset by increased professional fees relating to registering with the United States SEC.

General and administrative expenses for the nine-month period ended September 30, 2004 were $1,017,262 compared to $854,258 for the same period in 2003.

Marketing and business development expenses were $377,263 for the quarter ended September 30, 2004, as compared to $252,123 for the same period in 2003, an increase of 50%. The primary reason for the increase is due to the hiring of additional business development and marketing employees, the use of demos and product promotion materials, distributor training to improve effectiveness of relationship selling, increased participation in trade conferences and related travel costs to promote RAMP products to new target markets in North America, Asia and Europe. The Company has implemented an updated sales incentive commission plan and accrued estimated commissions.

Marketing and business development expenses were $939,255 for the nine-month period ended September 30, 2004, as compared to $639,907 for the same period in 2003.

Product development expenditures were $422,075 for the quarter ended September 30, 2004, compared to $537,558 for the same period in 2003, a decrease of 21%. The decrease is due to a number of factors, including lower salary costs resulting from a reassignment of some product development resources to manufacturing, and lower consulting fees. In addition, consumed R&D materials costs decreased from $90,609 to $21,866 reflecting the completion of a number of the Company's research projects.

Product development expenditures were $1,242,382 for the nine-month period ended September 30, 2004, compared to $1,646,339 for the same period in 2003.

Operating Income (Loss)

For the quarter ended September 30, 2004, the Company reported an operating loss, before other income and expenses, of $952,486 as compared to an operating loss of $1,047,612 for the same period last year. For the nine-month period ended September 30, 2004, the Company reported an operating loss of $2,275,031 as compared to an operating loss of $2,813,927 for the same period last year.

Other Income/Expenses

The Company recorded grant income of $49,700 for the nine month period ended September 30, 2004, as compared to $nil for the same period last year, for a grant received from PEMD ("Program for Export Market Development").

For the quarter ended September 30, 2004, net interest income was $1,053 compared to net interest expense of $24,720 for the same period in 2003. The Company has available a US$1 million line of credit facility but did not use this facility during the current quarter. For the nine-month period ended September 30, 2004, interest expense was $32,255 compared to $54,074 for the same period in 2003.

For the quarter ended September 30, 2004, the Company recorded $nil in non-cash loan guaranty costs compared to $77,392 for the comparable period in 2003. These costs relate to the amortization of the fair market value of bonus warrants issued to lenders as part of a loan facility agreement. For the nine-month period ended September 30, 2004, the Company recorded $138,016 in non-cash loan guaranty costs compared to $213,167 for the comparable period in 2003. These costs have been fully amortized as at June 30, 2004. The loan guaranty has been extended to December 31, 2004 at no additional cost to the Company. Negotiations are underway to extend this facility for a further period.

For the quarter ended September 30, 2004, the Company recorded $161,807 in non-cash stock based compensation costs compared to $23,000 in the comparable period in 2003. This amount relates to the estimated fair value of stock options to employees and consultants, granted and vested during the period. Further details are provided in a following section of this report headed "Changes in Accounting Policies Including Initial Adoption." and in note 6 of the attached financial statements. For the nine month period ended September 30, 2004, the Company recorded $603,682 in non-cash stock based compensation costs compared to $38,000 for the comparable period in 2003.

Net Income (Loss)

For the quarter ended September 30, 2004, the Company reported a net loss of $1,113,240 ($0.02 per share) as compared to a net loss of $1,172,724 ($0.02 per share) for the same period last year. For the nine-month period ended September 30, 2004, the Company reported a net loss of $2,999,284 ($0.05 per share) as compared to a net loss of $3,119,168 ($0.06 per share) for the same period last year.

Summary of (Unaudited) Quarterly Results.

The table below sets forth selected data derived from our consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended September 30, 2004.

	2004	2004	2004	2003	2003	2003	2003	2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total Revenue	657,753	753,499	809,136	377,443	255,825	446,320	204,164	189,208

Net Loss	(1,113,240)	(1,109,420)	(750,504)	(1,072,436)	(1,172,724)	(893,120)	(1,053,324)	(938,246)

Net loss per share	($0.02)	($0.02)	($0.01)	($0.02)	($0.02)	($0.02)	($0.02)	($0.02)

LIQUIDITY AND CAPITAL RESOURCES

During the nine month period ended September 30, 2004, the Company received proceeds of $3 million from a non-brokered private placement and $51,556 from the exercise of stock options and warrants.

At September 30, 2004, the Company had cash and cash equivalents of $292,241 as compared to $856 at December 31, 2003. The Company's net working capital position as at September 30, 2004 was $1,276,723 as compared to a December 31, 2003 working capital deficit of $1,595,439, an improvement of $2,872,162.

Until the Company receives increased revenue from product sales, it will continue to fund its operations from a combination of the sale and issuance of equity securities, contract service fees, collaborative research arrangements, and debt financing.

RISKS AND UNCERTAINTIES

The Company has an ongoing need to raise additional funds to continue its product development programs, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

OFF BALANCE SHEET ARRANGEMENTS

The Company is not aware of any material off balance sheet arrangements requiring disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company compensates Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board of Directors, , but has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options.

During the quarter the Company paid a director, Mr. Dominique Merz, $15,678 for services rendered relating to investment advice, and paid another director, Mr. Steven Holmes $5,000 for services rendered relating to the private placement during the quarter.

During the financial year ended December 31, 2003, the Company entered into an agreement with Katan Associates International ("KAI") under the terms of which the Company pays KAI a monthly retainer of US$5,000. Mr. Stan Yakatan is the Chairman and Managing Partner of KAI and became a director of the Company in January 2004.

PROPOSED TRANSACTIONS

The Company is not aware of any material proposed transaction requiring disclosure.

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are disclosed in Note 2. to the audited consolidated financial statements as at December 31, 2003. Critical accounting estimates include:

Revenue recognition

Sales are recognized upon the shipment of products to customers and distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract, provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements that may be refundable are deferred and recognized once the refundability period has lapsed.

Stock based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan. The Company uses the fair value method to account for stock-based payments. Under the fair value method, stock-based payments are measured at the fair value of the equity instruments issued.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The new section establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value method. The standard encourages the use of the fair value method of accounting for all employee stock-based compensation plans, but only requires the use of the fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

For the year ending December 31, 2003, the Company elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 compared to nil in 2002 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company's financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers. As at September 30, 2004, the Company had accounts receivable from seventeen customers, of which the top six represent 81% of the accounts receivable balance. As at December 31, 2003, the Company had accounts receivables from sixteen customers of which the top four represent 65% of the accounts receivable balance.

Financial risk is the risk to the Company's results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that greater than 85% of total revenues for the period ended September 30, 2004 were received in US dollars. The company minimizes this risk by maintaining a US dollar account for all US sales revenues and expenditures, thereby minimizing currency exchange. The Company is exposed to foreign exchange risk with respect to the demand loans, as these are secured by US dollars. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company, however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

Interest rate risk arises due to the Company's cash and cash equivalents being invested in variable rate securities and the Company's loans having fixed and variable interest rates.

SUBSEQUENT EVENTS

On October 18, 2004 the Company announced a collaboration agreement with Shionogi & Co., Ltd., a leading Japanese pharmaceutical Company, to develop a rapid quantitative test for BNP (B-type natriuretic peptide), a proprietary cardiovascular marker to assist in the diagnosis and management of congestive heart failure. Shionogi will fund development of the test and will be responsible for regulatory affairs, marketing and distribution of the RAMP BNP Test in the Japanese market.

On November 10, 2004 AOAC International announced the results of a rigorous 16-month $2.6 million study conducted on behalf of US Department of Homeland Security and Department of Defense to identify reliable analytical methods to enable security, defense and other federal agencies to make science-based decisions in the event of biological attacks and to validate field usable methods for detecting biological agents that could be used by first responders. The Company's anthrax test was one of five hand-held assays tested during the study and was the only test that met the new performance standards.

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2004.